VRB

04 APR 13 AM 7:21

04024240

March 23, 2004

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

PROCESSED
APR 15 2004
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

Re: ***VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)("VRB")***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

Tracy Hansen

4/14

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB

04 APR 13 AM 7:21

News Release
For Immediate Release

Brokered Portion of Financing Closed at $1,508,130

Vancouver, B.C. (March 18, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the completion of the sale of 1,675,700 units for total gross proceeds of $1,508,130 from the brokered portion of the financing announced January 19, 2004 (amended January 26, 2004). The financing consists of a unit offering at $0.90 CAD per unit, each unit being comprised of one share and one common share purchase warrant with each warrant entitling the holder to acquire one additional common share at a price of $1.15 CAD per share for a period of one year.

Pacific International Securities Inc. (the "Agent") was paid fees in conjunction with the financing including cash of $70,456.50 CAD and 78,285 units having the same terms as the units sold in the financing. In addition the Agent will receive a corporate finance fee of 22,222 units and 156,570 Agent's Options, with each Agent's Option entitling the Agent to purchase one unit at a price of $0.95 for a period of one year from the closing. Each unit will be comprised of one common share and one common share purchase warrant with each warrant entitling the Agent to acquire one additional common share at a price of $1.20 CAD per share for a period of one year.

Insider's participation in the financing included Vince Sorace, President of VRB Power, for 110,000 units. No fees were payable on this portion of the financing.

VRB is also pleased to announce that the formal ribbon cutting ceremony of the PacifiCorp installation in Castle Valley, Utah, will occur next week on Wednesday March 24th, 2004. The media, press, community leaders and other utilities have been invited to attend and view the VRB Energy Storage System.

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

VRB 04 APR 13 AM 7:21

News Release
For Immediate Release

SUBSTANTIAL COMPLETION OF FIRST COMMERCIAL NORTH AMERICAN VRB ENERGY STORAGE SYSTEM

Vancouver, B.C. (February 23, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the substantial completion of the first large scale North American commercial installation of a VRB Energy Storage System ("VRB-ESS") for PacifiCorp, in Castle Valley, Utah.

The project consists of a 250kW X 8-hour (2000kWh) VRB Energy Storage System connected to an 85 mile 25kV rural feeder. The system will be used primarily as a load-levelling (peak-shaving) device. The VRB-ESS will typically be charged during the evening or off-peak hours and discharged during peak and high demand periods so as to provide voltage support and power flow control to the distribution grid. The system will also provide voltage sag compensation and continuous power factor correction on the feeder. PacifiCorp has chosen the VRB Energy Storage System as the best technical alternative which also assisted to defer capital expenditures of otherwise required infrastructure to support the long rural feeder.

"The successful installation of VRB Power's VRB-ESS for PacifiCorp is a key milestone in the development and commercialization of the technology" states Timothy Hennessy, Chairman and CEO of VRB Power. Through the successful implementation of this system, the true potential of applying large-scale storage in distribution systems is being demonstrated. The technology is no longer "theory" but realizable in a commercial and repeatable form. Coupled to our subsidiary's success in the 800kWh King Island wind project announced November 17, 2003, the VRB technology is poised for significant growth."

"PacifiCorp is pleased to be involved in the first installation of the VRB technology in North America. Utilizing the benefits of the VRB-ESS in terms of voltage support and power improvements for our customers in the area is welcomed and appreciated. It opens up many exciting possibilities for us and demonstrates PacifiCorp's continued commitment to our customers and for the environment," said Brad Williams, PacifiCorp director of power delivery business technology.

The installation site is in an environmentally sensitive area of national parks in southern Utah, and the VRB installation is unobtrusive and flexible.

A formal ribbon cutting ceremony and technical tours is expected to take place late in March, where the media, press, community leaders and other utilities will be invited to attend and view the VRB Energy Storage System.

PacifiCorp provides reliable, efficient electrical service to more than 1.5 million customers. PacifiCorp operates as Pacific Power in Oregon, Wyoming, Washington and California; and as Utah Power in Utah and Idaho. As one of the lowest-cost electricity producers in the United States, PacifiCorp generates about 8,000 megawatts of energy from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The company's new plan seeks to add 1,400 MW of renewable resources, including new wind, into its generation portfolio during the next 10 years. PacifiCorp's green pricing program is ranked

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

third in the nation for customer participation by the U.S. Department of Energy. (http://www.pacificorp.com and http://www.scottishpower.com)

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium.

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

54688

VRB Power Systems INCORPORATED

04 APR 13 AM 7:21

News Release
For Immediate Release

Non-Brokered Financing Increased & Completed at $2,900,000

Vancouver, B.C. (February 6, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the increase from $2,500,000 CAD to $2,900,000 CAD and completion of the sale of 3,222,223 units which is the Non-Brokered portion of the financing announced January 19, 2004. The financing consists of a unit offering at $0.90 CAD per unit, each unit being comprised of one share and one common share purchase warrant with each warrant entitling the holder to acquire one VRB Power common share at a price of $1.15 CAD per share for a period of one year. Finders fees paid in conjunction with the financing were in accordance with TSX Venture Exchange policy and include cash of $143,055 CAD and 122,322 units having the same terms as the units sold in the financing..

The remaining Brokered portion of the financing announced January 26, 2004 for $1,500,000 plus an applicable 20% greenshoe option, is anticipated to close before the end of February.

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements" "The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

capacity. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is listed on the TSX Venture Exchange ("VRB") and the OTC Pink Sheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

04 APR 13 AM 7:21

FORM 4G

TSX venture EXCHANGE

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: March, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Tracy Hansen	N/A	Employee	March 1, 2004	50,000	$0.80	March 1, 2009
Randy Grant	NA	Employee	March 1, 2004	150,000	$0.80	March 1, 2009

Total number of optioned shares proposed for acceptance: 200,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,450,000.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options,* in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated March 22, 2004.

Vince Sorace
Name of Director or Senior Officer

Signature

President and Director
Official Capacity

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB Power Systems Inc. (the "Issuer").

Month in which stock options have been granted or amended:

January 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exer-cise Price	Expiry Date
RLE Technologies	N/A	Consultant	Jan. 15/04	100,000	$0.90	Jan. 15/06

Total number of optioned shares proposed for acceptance 100,000

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,650,000

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated: January 26, 2004

Vince Sorace, President

Form 45-103F4
Report of Exempt Distribution

04 APR 13 PM 7:21

Issuer Information

1. State the full name address and telephone number of the issuer of the security distributed. Include former name if name has changed since lat report. If this report is filed by a vendor other than the issuer, also state the full name and address of the vendor.

VRB Power Systems Inc.
Suite 1645 – 701 West Georgia Street
Vancouver, BC, V7Y 1C6

Tel: (604) 697-8820

2. State whether the issuer is or is not a reporting issuer, and if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer that reports in BC, Alberta and Ontario.

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 16, 2004

4. For each security distributed:
   (a) describe the type of security, and
   (b) state the total number of securities distributed, If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,675,700 units at $0.90 per unit, each unit consisting of one common share in the capital of the Company and one share purchase warrant entitling the holder thereof to acquire one additional common share at an exercise price of $1.15 for a period of one year from closing.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below:

Each jurisdiction where purchasers reside	*Price per security (Cdn$)*	*Total dollar value raised from purchasers is the jurisdiction (Cdn$)*
BC	$0.90	$1,266,930
Alberta	$0.90	$142,200
Newfoundland	$0.90	$27,000
International	$0.90	$72,000
Total dollar value of distribution in all jurisdictions (Cdn$)		$1,508,130

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services:

Full name and address of person being compensated	*Compensation paid in Cdn$ and if applicable number and type of securities*	*Exemption relied on and date of distribution (if applicable)*	*Price per share (Cdn$)*
Pacific International Securities Inc. 1900-666 Burrard Street, Vancouver BC, V6C 3N1	Cash commission on 1,565,700 units sold @ 50% of 10% = $70,456.50	N/A	N/A
	Commission units = 78,285 units on same terms and conditions as financing units	74(2)(23) of the Securities Act, distributed on March 16, 2004	$0.90 (deemed)
	Corporate Finance Fee of $20,000 paid in units @ $0.90 per unit =22,222 units on same terms and conditions as financing units	74(2)(23) of the Securities Act, distributed on March 16, 2004	$0.90 (deemed)
	GST on above noted Corporate Finance Fee paid in cash =$1,400	N/A	N/A
	Agent's Option to Acquire Units = 156,570 units at $0.95 per unit each unit consisting of a common share and a warrant exercisable at $1.20 for one year from closing	74(2)(23) of the Securities Act, distributed on March 16, 2004	$0.95

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

March 25, 2004
Date

VRB POWER SYSTEMS INC.
Name of Issuer

Gavin Cooper, Chief Financial Officer
Print Name and position of person signing

[signature]
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non reporting issuers must also give the telephone number and email address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commission or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	*Number and type of securities purchased*	*Total purchase price (Cdn$)*	*Exemption relied on*	*Tel Number/Email address*
Ross Shamenski 2234 West Keith Road North Vancouver, BC, V7P 1Z5	110,000 units	$0.90	MI 45-103 Part 4	604-988-8507 No email address provided
Lynn Shamenski 2234 West Keith Road North Vancouver, BC, V7P 1Z5	90,000 units	$0.90	MI 45-103 Part 4	604-988-8507 No email address provided
Peter Weih Suning Universal Hotel, 188 Guangzhou Road, Naning, China, 210024	80,000 units	$0.90	MI 45-103 Part 4	86-25-8303-2888 No email address provided
Don Donis PO Box 6817, Fort St. John, BC, V1J 4J3	25,000 units	$0.90	MI 45-103 Part 4	250-785-4254 No email address provided
Donald McInnes 501-675 West Hastings Street Vancouver, BC, V6B 1NZ	100,000 units	$0.90	MI 45-103 Part 4	604-682-8414 No email address provided
Donald Lee 6236 Sperling Avenue Burnaby, BC, V5E 2T9	20,000 units	$0.90	MI 45-103 Part 4	604-525-2885 No email address provided
Raymond Corrado c/o SFU, School of Criminology Burnaby, BC, V5A 1S6	25,000 units	$0.90	MI 45-103 Part 4	604-291-3629 No email address provided
Colin Clark 2954 Panorama Drive North Vancouver, BC, V7G 2A4	10,000 units	$0.90	MI 45-103 Part 4	604-469-5801 No email address provided
Murray Davis #6-1065 West 8th Avenue Vancouver, BC, V6H 1C3	25,000 units	$0.90	MI 45-103 Part 4	604-264-3002 No email address provided
Don Chimko PO Box 4489, Smithers, BC, V0J 2N0	50,000 units	$0.90	MI 45-103 Part 4	250-632-1412 No email address provided
Alvin Cluett 14 Guy Street, Wabush, NL	30,000 units	$0.90	MI 45-103 Part 4	709-285-7462 No email address provided

(con't)

Doug Murray 21620 Donovan Avenue Maple Ridge, BC, V2X 3A3	35,000 units	$0.90	MI 45-103 Part 4	604-463-2244 No email address provided
Patrick Hercus #218-8055 Anderson Road Richmond, BC, V6Y 1S2	5,000 units	$0.90	MI 45-103 Part 4	604-278-0175 No email address provided
Michael Wilson 1704-1666 Pendrell Street Vancouver, BC, V6G 1S9	30,000 units	$0.90	MI 45-103 Part 4	604-688-5177 No email address provided
Vern Haskell 21081 – 123rd Avenue Maple Ridge, BC, V2X 4B5	7,500 units	$0.90	MI 45-103 Part 4	604-463-2244 freedom88@canada.com
Tamara Tymoschuk 22020 – 119th Avenue Maple Ridge, BC, V2X 2Y4	6,000 units	$0.90	MI 45-103 Part 4	604-465-1066 No email address provided
Martin Harris 20485-122B Avenue Maple Ridge, BC, V2X 1B6	20,000 units	$0.90	MI 45-103 Part 4	604-941-4964 No email address provided
Evan Cymbol 42 Queen Anne Close SE Calgary, Alberta, T2J 6H4	100,000 units	$0.90	MI 45-103 Part 4	403-278-3583 No email address provided
Frank Miles PO Box 182, Cecil Lake, BC, V0C 1G0	20,000 units	$0.90	MI 45-103 Part 4	250-785-0033 No email address provided
Alan Leckie 5308 Heritage Drive, Vernon, BC, V1T 8J1	10,000 units	$0.90	MI 45-103 Part 4	250-309-3367 No email address provided
Alan Leckie 5308 Heritage Drive, Vernon, BC, V1T 8J1	10,000 units	$0.90	MI 45-103 Part 4	250-309-3367 No email address provided
Christopher Marsh 1198 Marchant Road, Victoria, BC, V8M 1G7	10,000 units	$0.90	MI 45-103 Part 4	250-544-1051 No email address provided
Stephen Marsh 2930 Leigh Road, Victoria, BC, V9B 4G8	10,000 units	$0.90	MI 45-103 Part 4	250-478-4141 No email address provided
Esstra Industries Inc. 218-10458 Mayfield Road Edmonton, Alberta, T5P 4P4	50,000 units	$0.90	MI 45-103 Part 4	403-484-3794 No email address provided
Altissimo Investments Ltd. 112-1288 Marinaside Crescent, BC, V6Z 2W5	110,000 units	$0.90	MI 45-103 Part 4	604-788-0515 No email address provided
Dwayne Diehl 16045 – 9th Avenue, Surrey, BC, V4A 1E8	10,000 units	$0.90	MI 45-103 Part 4	604-536-3008 No email address provided
Peter Skolaude 3512 Colder Avenue, North Vancouver, BC	10,000 units	$0.90	MI 45-103 Part 4	604-773-5800 No email address provided
Stephen Homans 705-865 View Street, Victoria, BC	20,000 units	$0.90	MI 45-103 Part 4	250-389-0871 No email address provided
Ron Walter 1037 Palermost, Coquitlam, BC, V3J 6S8	20,000 units	$0.90	MI 45-103 Part 4	604-469-9982 No email address provided
Hamish Fraser PO Box 3471 Garibaldi Highlands, BC, V0N 1T0	3,800 units	$0.90	MI 45-103 Part 4	604-892-8684 vmfraser@telus.net

I:\Corporate Finance\Private Placement March 2004\Pacific International\Form 45-103F4.doc

(con't)

Al Galbraith 4001 Mount Seymour Parkway, Unit 612 North Vancouver, BC, V7G 1C2	25,000 units	$0.90	MI 45-103 Part 4	604-929-4067 No email address provided
James Galbraith 4001 Mount Seymour Parkway, Unit 612 North Vancouver, BC, V7G 1C2	5,000 units	$0.90	MI 45-103 Part 4	604-929-4067 No email address provided
Don Lychak PO Box 621, Smithers, BC, V0J 2N0	10,000 units	$0.90	MI 45-103 Part 4	250-847-2297 No email address provided
Pete Popovich 8052 16th Avenue, Burnaby, BC, V3N 1R5	10,000 units	$0.90	MI 45-103 Part 4	604-522-3338 No email address provided
Jay Dunlop 1182 Quebec Street, Unit 5 Vancouver, BC, V6A 4B2	20,000 units	$0.90	MI 45-103 Part 4	604-868-4949 No email address provided
Estate of Shelagh Piche 13505 – 60A Avenue, Surrey, BC, V3X 1H7	10,000 units	$0.90	MI 45-103 Part 4	604-507-1953 No email address provided
James Oliver 2nd Floor – Cardero Street Vancouver, BC, V6G 2G3	3,000 units	$0.90	MI 45-103 Part 4	604-538-1094 No email address provided
David Vis 10579 McLennan Place Richmond, BC, V6X 3G6	10,000 units	$0.90	MI 45-103 Part 4	604-273-4567 No email address provided
Marja Van Nieuwenhuyzen 1585 Agnew Avenue, Victoria, BC, V8N 5N4	7,500 units	$0.90	MI 45-103 Part 4	c/o 604-664-3627 No email address provided
Terry Eyton 2nd Floor – 761 Cardero Street Vancouver, BC, V6G 2G3	4,000 units	$0.90	MI 45-103 Part 4	604-929-7493 No email address provided
Terry Eyton 2nd Floor – 761 Cardero Street Vancouver, BC, V6G 2G3	11,000 units	$0.90	MI 45-103 Part 4	604-929-7493 No email address provided
Patricia Eyton 2nd Floor – 761 Cardero Street Vancouver, BC, V6G 2G3	5,000 units	$0.90	MI 45-103 Part 4	604-929-7493 No email address provided
Robert Reynolds Unit 203 – 410 Carleton Avenue, Burnaby, BC, V5C 6P6	2,500 units	$0.90	MI 45-103 Part 4	604-298-0854 No email address provided
John Daly 2555 Triumph Street Vancouver, BC, V5K 1S7	2,500 units	$0.90	MI 45-103 Part 4	c/o 604-664-3627 No email address provided
Karman Harrop 2127 3rd Avenue East, Vancouver, BC, V5N 1H9	5,000 units	$0.90	MI 45-103 Part 4	604-209-3662 No email address provided
Sharon Audley Box 748, Whistler, BC, V0N 1B0	5,000 units	$0.90	MI 45-103 Part 4	604-905-2827 No email address provided
Carol-Lee Carlson 2555 Triumph Street Vancouver, BC, V5K 1S7	2,500 units	$0.90	MI 45-103 Part 4	604-251-7076 No email address provided
Wendy Dunlop 1182 Quebec Street Vancouver, BC, V6A 4B2	40,000 units	$0.90	MI 45-103 Part 4	604-681-3996 No email address provided

(con't)

James Yu 4338 Ontario Street Vancouver, BC, V5V 3G9	10,000 units	$0.90	MI 45-103 Part 4	604-875-9729 No email address provided
Lesley Wilson 5308 Williams Hill Road Victoria, BC, V8Y 3H6	70,000 units	$0.90	MI 45-103 Part 4	250-479-3732 No email address provided
Dan Sissons 415 Second Street New Westminster, BC, V3L 2L3	5,000 units	$0.90	MI 45-103 Part 4	604-524-2584 No email address provided
Scott Wilson 530B Williams Hill Road Victoria, BC, V8Y 3H6	8,900 units	$0.90	MI 45-103 Part 4	250-479-3732 No email address provided
Alice Bazovsky RR#1, Site 84A, Comp 32 Okanagan, BC, V0H 1R0	5,000 units	$0.90	MI 45-103 Part 4	250-497-6440 No email address provided
Rebecca Watson 5046 – 12th Avenue, Delta, BC, V4M 2A6	5,000 units	$0.90	MI 45-103 Part 4	604-269-6437 No email address provided
Robert Beauchamp 20 – 26th Avenue East Vancouver, BC, V5V 2G1	4,000 units	$0.90	MI 45-103 Part 4	604-873-5452 No email address provided
David McMillan PO Box 3597, Smithers, BC, V0J 2N0	7,000 units	$0.90	MI 45-103 Part 4	250-847-9273 No email address provided
Andy Wong 4149 Rumble Street, Burnaby, BC	10,000 units	$0.90	MI 45-103 Part 4	604-438-9168 No email address provided
Irene Wong 4149 Rumble Street, Burnaby, BC	10,000 units	$0.90	MI 45-103 Part 4	604-438-9168 No email address provided
Three Fair Enterprises 4149 Rumble Street, Burnaby, BC	10,000 units	$0.90	MI 45-103 Part 4	604-438-9168 No email address provided
Larry Laws 10037 129A Street, Surrey, BC, V3T 3J9	5,000 units	$0.90	MI 45-103 Part 4	604-951-9912 No email address provided
Louise Riley 10037129A Street, Surrey, BC, V3T 3J9	5,000 units	$0.90	MI 45-103 Part 4	604-951-9912 No email address provided
Colin Teasdale 165 – 66A Street, Delta, BC, V4L 1M6	20,000 units	$0.90	MI 45-103 Part 4	609-943-8898 No email address provided
Will Fajber 2352 Rogerson Drive, Coquitlam, BC	15,000 units	$0.90	MI 45-103 Part 4	604-952-2101 No email address provided
Peter Jones 4411 West 2nd Avenue Vancouver, BC, V6R 1K6	70,000 units	$0.90	MI 45-103 Part 4	604-228-9329 No email address provided
Josef Lenninghansen 45413 Beech Nut Avenue Chilliwack, BC, V2R 2W7	20,000 units	$0.90	MI 45-103 Part 4	604-858-3564 No email address provided
Terry Eyton 2nd Floor – 761 Cardero Street Vancouver, BC, V6G 2G3	2,500 units	$0.90	MI 45-103 Part 4	604-689-7197 No email address provided
Jon Lever 116-1288 Marinaside Cres, Vancouver, BC	25,000 units	$0.90	MI 45-103 Part 4	604-899-0404 jonlever@yahoo.com

(con't)

Hisham Ibrahim Unit 14 – 1870 Yew Street Vancouver, BC, V6K 3G2	33,000 units	$0.90	MI 45-103 Part 4	604-730-8027 No email address provided
Lloyd Sutton 109-9202 Horne Street Coquitlam, BC, V3N 4K2	5,000 units	$0.90	MI 45-103 Part 4	604-420-1770 No email address provided
Dean Panrucker Box 41033, 2529 Shaughnessy St Port Coquitlam, BC, V3C 5Z9	5,000 units	$0.90	MI 45-103 Part 4	604-472-0024 No email address provided
Jim Chutka 928 Hunter Street, Nanaimo, BC, V9S 1R6	3,000 units	$0.90	MI 45-103 Part 4	250-754-6599 No email address provided
John Panrucker 1264 Hornby Street, Coquitlam, BC, V3E 1C5	5,000 units	$0.90	MI 45-103 Part 4	604-552-3581 No email address provided
Ralph Panrucker Unit 314-1999 Suffolk Avenue Port Coquitlam, BC, V3B 7X7	5,000 units	$0.90	MI 45-103 Part 4	604-552-7907 No email address provided
Boyd Anderson Suite 21-20110 Stewart Cres, Maple Ridge, BC, V2X OT4	15,000 units	$0.90	MI 45-103 Part 4	604-968-1599 No email address provided
Glen Garnier 120 Maurier Drive, Hinton, Alberta, T7V 2C8	4,000 units	$0.90	MI 45-103 Part 4	780-865-3343 No email address provided
Lise Garnier 120 Maurer Drive, Hinton, Alberta, T7V 2C8	4,000 units	$0.90	MI 45-103 Part 4	780-865-3343 No email address provided
Jim Cannell PO Box 354, Lions Bay, BC, V0N 2E0	5,000 units	$0.90	MI 45-103 Part 4	604-921-8198 No email address provided
Bineshwar Singh 3154 Venables Street Vancouver, BC, V5K 2S4	5,000 units	$0.90	MI 45-103 Part 4	604-253-6048 No email address provided
Max Bischof 154 West 29th Street North Vancouver, BC, V7N 2J8	30,000 units	$0.90	MI 45-103 Part 4	604-985-6744 maxbischof@telus.net
John Martin RR#2, 553A, C8, Oliver, BC, V0H 1T0	3,000 units	$0.90	MI 45-103 Part 4	250-498-6756 No email address provided
Robert Ning Unit 413-5733 Cambie Street Vancouver, BC, V5Z 4H2	5,000 units	$0.90	MI 45-103 Part 4	604-263-6893 No email address provided
Shelley Beausoleil 2136 Nova Scotia Avenue Port Coquitlam, BC, V3C 5M6	2,000 units	$0.90	MI 45-103 Part 4	604-941-5068 No email address provided
Ron Gillies 5861 Kilkee Drive, Surrey, BC, V3S 6C6	3,000 units	$0.90	MI 45-103 Part 4	604-574-5495 No email address provided
Brian Glaze Unit 8 – 4114 Smith Avenue Burnaby, BC, V5G 2V2	2,000 units	$0.90	MI 45-103 Part 4	604-448-4225 No email address provided
Dave Barclay 1655 Fielding Road, Quesnel, BC, V2J 7G4	1,000 units	$0.90	MI 45-103 Part 4	250-249-5575 No email address provided
Mansur Nanji 102-1999 Suffolk Avenue, Port Coquitlam, BC	3,000 units	$0.90	MI 45-103 Part 4	604-941-6268 mansurn@shaw.ca

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.
2. If distributions have not occurred within 10 days of each other, separate reports must be filed.
3. In order to determined the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set our in item 5 of this report.

34688

04 APR 13 AM 7:21

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1 Re: **VRB Power Systems Inc.** (the "Issuer").

Trading Symbol: **VRB**.

2 Date Price Reservation Form Filed: **N/A**.

Date of News Release announcing Private Placement: **January 19, 2004**.

3 Is this filing in relation to:

a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
Yes ❑ No X
If Yes, please complete Parts I - III and V of this Form.

b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ❑ No X

c) Final Acceptance of a Non-Expedited Private Placement:
Yes X (non brokered portion only) No ❑

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **up to $4,400,000**

5. Proposed use of proceeds:

for strategic and developmental opportunities regarding the VRB Energy Storage System and for working capital purposes

6. (a) Description of shares to be issued:

(i) Class: **common shares (units)**.

(ii) Number: **up to 4,888,890 (1,666,667 brokered and 3,222,223 non-brokered)**.

(iii) Price per security: **$0.90**.

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(b) Description of Warrants to be issued:

(i) Number of Warrants: **up to 4,888,890**.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: **up to 4,888,890**.

(iii) Exercise price of Warrants: Year 1: **$1.15** Year 2: ______________

Tier 1 Only: Year 3: __________ Year 4 __________ Year 5 __________

(iv) Expiry date of Warrants: ______________________________.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______________________.

(ii) Number of Listed Shares to be issued on conversion: ______________.

(iii) Expiry/Maturity date: ______________________________.

(iv) Interest rate: ______________________________.

(v) Conversion terms: ______________________________.

(vi) Default provisions: ______________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **up to 9,777,780**.

7 Issued and outstanding Listed Shares at the date of the price reservation: **73,932,761**

8 **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares ****	***Insider= I ProGroup= P
Sharlene Hayek 6390 Dufferin Avenue, Burnaby, BC, V5H 3T1		445,000	1,590,000	1.70%	-

34688

(con't)

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares ****	***Insider= I ProGroup= P
Royal Trust ITF Douglas Johnson AC#129967005 301 - 335 8th Avenue S.W., Calgary, AB	Douglas Johnson 508-1440 Creekside Dr Vancouver, BC V6J 5B6	556,000	2,032,000	2.17%	-
Pacific International Securities Inc. ITF Mark Yeung AC#019-9473-0, 1900 - 666 Burrard Street, Vancouver, BC, V6C 3N1	Mark Yeung 7532 Stirling Street Vancouver, BC V5P 4H8	222,222	454,444	0.49%	-
Max Bischoff 154 W. 29th Street, North Vancouver, BC, V7N 2J8		70,000	336,000	0.36%	-
Lori J. Hennessy 9902 NW Engleman Street, Portland, OR, 97229		23,457	46,914	0.05%	-
Addax Financial Inc. 800 Steeles Avenue West B10-205, Thornhill, Ontario, L4Y 7L2		36,000	72,000	0.08%	-
Carol Barrese 184 Mountsberg Road, RR#2, Campbellville, Ontario, L0P 1B0		10,000	20,000	0.02%	-
Jerry Beaulac 1997 Remo Drive, Brights Grove, Ontario, NoN 1C0		27,778	55,556	0.06%	-
Bunnaton Ltd. Rooms 2002-2009, 20/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong		100,000	200,000	0.21%	-
Gavin Cooper 3227 West 14th Avenue Vancouver, BC, V6K 2Y2		3,376	6,752	0.01%	I
Richard Harris Sacks 510 Brierhill Road, Deerfield, IL, 60015		150,000	1,660,000	1.78%	-
Steven Boltax 158 - 16 Sanford Avenue, Flushing, NY, 11358		25,000	100,000	0.11%	-
First Associates Investments Inc. ITF Robert Bishop AC#T745E-0255-A, Suite 500 - 550 Burrard Street, Vancouver, BC, V6C 2B5	Robert Bishop 801-1520 Harwood St Vancouver, BC V6G 1X9	100,000	1,200,000	1.28%	-
Maynard E. Brown 1595 - 19th Street, West Vancouver, BC, V7V 3X5		22,222	44,444	0.05%	-

34688

(con't)

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares ****	***Insider= I ProGroup= P
Thomas Citrin 10800 Alpharetta Hwy., #208-421, Roswell, GA, 30076		22,222	234,444	0.25%	-
Julie A. Citrin 4451 Suzanne Circle, Mobile, AL, 36608		22,222	44,444	0.05%	-
Edward Low 2730 E. 54th Avenue, Vancouver, BC, V5S 1X8		25,556	127,712	0.14%	-
John Kwong 5628 Killarney Street, Vancouver, BC, V5R 3W2		20,000	40,000	0.04%	-
HFIC, Inc. 420 S. Hibiscus Drive, Miami Beach, Florida, 33139	Tim Heuer 420 S. Hibiscus Dr Miami Beach, FL 33139	250,000	1,250,000	1.34%	-
Giles Rieger 27 Durand Place, St. Albert, AB, T8N 5L6		40,000	680,000	0.86%	-
Haywood Securities Inc. ITF AC#XMI-4718C, Suite 2000, 400 Burrard Street, Vancouver, BC, V6C 3A6	Eric Hoerburger 2179 June Rd Courtenay, BC V9J 1X9	10,000	380,000	0.41%	-
First Associates Investments Inc. ITF Gregory Binning, Suite 500 - 550 Burrard Street, Vancouver, BC, V6C 2B5	Gregory Binning 5653 Groveridge Wynd Delta, BC V4L 2E4	100,000	884,000	0.95%	-
Gordon J. Fretwell 467 Hadden Drive West Vancouver, BC V7S 1G4		39,445	441,112	0.47%	-
Scotia Capital ITF Gordon J. Fretwell RRSP AC 494-87728-11 Suite 1100 – 650 West Georgia Street, Vancouver, BC	Gordon J. Fretwell 467 Hadden Drive West Vancouver, BC V7S 1G4	15,111	441,112	0.47%	-
Syscor Research & Development Inc., Suite 130 - 1555 McKenzie Avenue, Victoria, BC, V8N 1A4		27,778	55,556	0.06%	-
First Associates Investments Ltd. ITF Robert Van Santen AC#5A-8751A, 500 - 550 Burrard Street, Vancouver, BC, V6C 2B5	Robert Van Santen 709-1755 Robson Street Vancouver, BC V6G 3B7	100,000	620,400	0.66%	-

34688

(con't)

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares ****	***Insider= I ProGroup= P
First Associates Investments Ltd. ITF Robert Van Santen RRSP AC#5A 8751-S, 500 - 550 Burrard Street, Vancouver, BC, V6C 2B5	Robert Van Santen 709-1755 Robson Street Vancouver, BC V6G 3B7	22,500	620,400	0.66%	-
First Associates Investments Inc. ITF Leslie Van Santen RRSP AC#5A8825-S, 500 - 550 Burrard Street, Vancouver, BC, V6C 2B5	Leslie Van Santen 709-1755 Robson Street Vancouver, BC V6G 3B7	32,500	65,000	0.07%	-
Raymond James Ltd. ITF Lewis Dillman AC#226-870RO, Suite 1000, 601 West Hastings Street, Vancouver, BC, V6B 5E2	Lewis Dillman 900-555 Burrard Street Vancouver, BC V7X 1M8	27,778	255,556	0.27%	-
HSBC Securities ITF Rudy Streu AC#090924E, 384 Bernard Avenue, Kelowna, BC, V1Y 6N5	Rudy Streu 3015 Wales Rd Kelowna, BC V1Z 2A7	25,000	136,000	0.15%	-
Robert L. Jenson 8417 NE 22nd Place, Clyde Hill, WA, 98004		17,000	42,000	0.05%	-
Nesbitt Burns ITF Jim Case AC#82510460, 1800, 885 West Georgia Street, Vancouver, BC, V6C 3E8	Jim Case 5642 Westport Rd West Vancouver, BC V7W 1V1	11,000	47,000	0.05%	-
First Associates Investments ITF John Binder AC#5A 5767A 500-550 Burrard Street Vancouver, BC, V6C 2B5	John Binder 380 McTavish Rd NE Calgary, Alberta T2S 7G5	100,000	900,000	0.96%	-
John D. Daniel 14578 SW 210th, Rose Hill, KS, 67133		11,000	131,000	0.14%	-
Robert R. Daniel 11125 NW 112th, Yukon, OK, 73099		11,111	35,822	0.04%	-
William A. Pincus 1938 Berkley Lane, Asheboro, NC, 27205		50,000	780,000	0.83%	-
Christopher Walker P.O. Box 517, Medina, WA 98039		20,000	115,000	0.12%	-
Leede Financial Markets ITF T. Barry Coughlan AC 074-1470-5 Box 2, 1140 West Pender St Vancouver, BC, V6E 4G1		50,000	450,000	0.48%	-

34688

(con't)

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares ****	***Insider= I ProGroup= P
Doug Hall #307-837 West Hastings St Vancouver, BC V6C 3N6		100,000	560,000	0.60%	-
Tanuja De Silva #703 - 889 Homer Street, Vancouver, BC, V6B 5S3		22,500	280,000	0.29%	-
Suresh G. Gadgil and Meghana D. Gadgil 559 Winne Avenue, Oradell, NJ, 07649		75,000	274,000	0.29%	-
Meghana D. Gadgil 559 Winne Avenue, Oradell, NJ, 07649		25,000	50,000	0.05%	-
David Nairne #1030 - 609 Granville Street, Vancouver, BC, V7Y 1H4		16,667	37,934	0.04%	-
Wayne Melvin 125A - 1030 Denman Street, Vancouver, BC, V6G 2M6		16,667	47,034	0.05%	-
Pacific International Securities ITF Paul Matysek RRSP AC#029-5847-8 1900 – 666 Burrard Street Vancouver, BC, V6C 3N1	Paul Matysek 66 English Bluff Rd Delta, BC V4M 2M7	10,000	20,000	0.02%	-
Canaccord Capital Corp. ITF John Kirk AC#131-3225-8 Suite 2200-609 Granville St Vancouver, BC, V7Y 1H2	John Kirk 227 East 38th Ave Vancouver, BC V5W 1H3	5,000	10,000	0.01%	-
Timothy Hite #703 - 889 Homer Street, Vancouver, BC, V6B 5S3		2,500	5,000	0.01%	-
Bruce Hansen 993 Ranchview Crescent, N.W., Calgary, AB, T3G 1H8		1,111	2,222	0.01%	-
David J. Skerlac 1106 - 438 Seymour Street, Vancouver, BC, V6B 6H4		5,500	11,000	0.01%	-
Global Link Capital Corp 30–3355 Morgan Creek Way Surrey, BC, V3S 0J9		100,000	600,000	0.64%	-
TOTAL		3,222,223			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

**** Assuming the non brokered portion and the brokered portion of the Private Placement closes.

34688

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No X

If Yes, describe all relevant terms:

54688

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes X No ☐
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes X No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

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V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: February 5, 2004

Vince Sorace
Name of Director and/or Senior Officer

Signature

President and Director
Official Capacity